Exhibit 99.2

Confidential

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS

CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT

MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY

TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

NOVEMBER 1, 2023

CELLECTIS S.A.

ASTRAZENECA HOLDINGS B.V.

INITIAL INVESTMENT AGREEMENT

-i-

THIS AGREEMENT is made on November 1, 2023

Parties:

(1)

Cellectis, a société anonyme incorporated under the laws of the Republic of France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052 R.C.S Paris, having its registered office at 8, rue de la Croix Jarry, 75013 Paris, France (the Company); and

(2)

AstraZeneca Holdings B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427 (the Investor),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this agreement (the Agreement) shall be interpreted in accordance with Schedule 4 (Definitions and Interpretation).

IT IS AGREED:

PREAMBLE

(A)

The Company wishes to raise capital by issuing Ordinary Shares to the Investor in reliance upon the exemption from securities registration afforded by Rule 903 of Regulation S under the Securities Act and/or any other available exemption under the registration requirements of the Securities Act, and the Investor wishes to invest in the Company by subscribing for such Ordinary Shares upon and subject to the terms and conditions set out in this Agreement.

(B)

On the date of this Agreement, the Parties will enter into a Joint Research and Collaboration Agreement with respect to a joint collaboration to research, develop, manufacture and commercialise up to ten (10) novel cell and gene therapy candidate products.

(C)

On the date of this Agreement, the Investor and the Company entered into a Memorandum of Understanding (the MOU) under which the Investor and the Company agreed to fully cooperate in view of achieving the consultation of the Company’s comité social et économique (Works Council) in relation to a further investment in the Company by the Investor pursuant to the investment agreement attached to the MOU (the Subsequent Investment Agreement).

1.	Subscription

1.1

The Company shall issue sixteen million (16,000,000) Ordinary Shares (the New Shares) to the Investor upon the Board Decision on the basis of the delegation of competence granted by the Company’s shareholders’ meeting of 27 June 2023 to the Board under the 17th resolution (the Shareholders’ Resolution), and the Investor hereby agrees to subscribe for the New Shares, free from all Third Party Rights (other than as contemplated in this Agreement), for eighty million US dollars (US$80,000,000) as set in the Board Decision (the Investment Price) (the Investment).

1.2

The Investor hereby undertakes to subscribe the New Shares, free from all Third Party Rights (other than as contemplated in this Agreement), and pay up the Subscription Price (the Investment), on the Closing Date as set forth in Clause 3.1.

1.3	The Company shall deliver on the date of this Agreement a copy of the minutes of the Board Decision.

1.4	The Investment Price shall be payable by the Investor in cash on Closing to the Company.

1.5

Subject to applicable registration rights provided for in this Agreement, the New Shares have not been registered under the Securities Act and may only be subsequently transferred or resold in a transaction that is registered under the Securities Act, in a transaction made pursuant to an exemption from the registration requirements of the Securities Act, or in a transaction not subject to the registration requirements of the Securities Act.

1.6	The New Shares shall be subject to, and deemed to bear, the following legend:

“THE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION, OR (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT (AND, IF APPLICABLE, TO THE DEPOSITARY AGENT) THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY U.S. STATE.”

If required by the authorities of any U.S. state in connection with the issuance of sale of New Shares permitted by this Agreement, such New Shares shall be subject to, and any certificates evidencing such New Shares may bear, the legend required by such state authority.

2.	Use of proceeds

Unless otherwise agreed in writing by the Investor, the Company shall use any amounts paid for the Investment for (i) the development of its gene editing tools (including without limitation TALEN and/or TALEB technologies); (ii) research and development expenses incurred by the Company in the development of its programs; and (iii) general corporate purposes, which may include manufacturing expenses, capital expenditures, working capital and general and administrative expenses.

3.	Closing

3.1

Closing shall take place at the Paris offices of the Investor’s Counsel on the third (3rd) Business Day after the date of this Agreement (or such earlier date as agreed between the Parties) (the Closing Date).

3.2

At Closing, each of the Company and the Investor shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 3 (Closing Arrangements).

3.3

All Closing arrangements in Schedule 3 (Closing Arrangements) shall be deemed to take place simultaneously, and none of them shall be deemed to have taken place until and unless all others have been completed.

3.4	The Company shall cause the New Shares to be listed on Euronext Growth no later than two Trading Days after the Closing Date.

4.	Company Warranties

4.1

The Company warrants to the Investor as at the date of this Agreement in the terms of the warranties set out in Schedule 1 (Company Warranties) (the Company Warranties). Each Company Warranty shall be construed separately and independently and (except as expressly otherwise provided) no Company Warranty shall be limited by reference to any other Company Warranty.

4.2

The Parties agree that the Company shall not be liable for any breach or any inaccuracy of any Company Warranty other than the Key Company Warranties in the event the fact, matter, event or circumstance giving rise to such breach or any inaccuracy was Disclosed.

4.3

The Company agrees and undertakes to the Investor that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any member of the Company Group or any member of the Investor Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Company Warranties, this Agreement or any other Transaction Document).

4.4

If the Company has a liability arising under a Company obligation under this Agreement, any amounts due in satisfaction of that liability shall be paid in full without deduction or retention (except as required by applicable Law or as otherwise expressly permitted under this Agreement). The Company hereby waives and relinquishes any right of set-off or counterclaim which it may have in respect of the payment of any such amount.

4.5

The Company’s indemnification obligation hereunder in respect of the Company Warranties (other than the Key Company Warranties) shall not exceed [***] in the aggregate and shall expire upon the second (2nd) anniversary of the date of this Agreement (being specified, for the avoidance of doubt, that such expiry date shall be without effect on any claim issued by the Investor prior to such date in accordance with this Agreement), except that in respect of Key Company Warranties, such indemnification obligations in respect of such Key Company Warranties shall not expire. Additionally, no indemnification shall be due by the Company in respect of a breach of any Company Warranties other than any Key Company Warranties unless and until the aggregate amount of all damages suffered by the Investor arising from one or more breaches of the Company Warranties shall exceed [***] in the aggregate.

5.	Investor Warranties

5.1

The Investor warrants to the Company as at the date of this Agreement in the terms of the warranties set out in Schedule 2 (Investor Warranties). Each Investor Warranty shall be construed separately and independently and (except as expressly otherwise provided) no Investor Warranty shall be limited by reference to any other Investor Warranty.

5.2

The Investor agrees and undertakes to the Company that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any member of the Company Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Company Warranties, this Agreement or any other Transaction Document).

5.3

The Investor’s indemnification obligation hereunder in respect of the Investor Warranties (other than the Key Investor Warranties) shall not exceed [***] in the aggregate and shall expire upon the second (2nd) anniversary of the date of this Agreement (being specified, for the avoidance of doubt, that such expiry date shall be without effect on any claim issued by the Company prior to such date in accordance with this Agreement), except that in respect of Key Investor Warranties, such indemnification obligations in respect of such Key Investor Warranties shall not expire. Additionally, no indemnification shall be due by the Investor in respect of a breach of any Investor Warranties other than any Key Investor Warranties unless and until the aggregate amount of all damages suffered by the Investor arising from one or more breaches of the Investor Warranties shall exceed [***] in the aggregate.

6.	Company undertakings

6.1

From the date of this Agreement, the Company shall use reasonable efforts to obtain the following waivers as soon as reasonably practicable and in any event [***] (or by such other date as may be agreed in writing by the Company and the Investor), each on terms reasonably acceptable to the Investor:

6.2

(a)	a waiver [***];

(b)	a waiver by [***];

(c)	a waiver by [***]; and

(d)	a waiver by [***].

6.3	From the date of this Agreement, the Company shall use reasonable efforts to obtain from [***].

7.	Anti-Dilution

7.1

The Parties agree that in the event of any issuance (or a sale from treasury) by the Company of any Share Instruments in the period following the date of this Agreement and until the Investor and its Affiliates cease to hold, as a result of any disposals and/or any non-exercise of its rights to subscribe for Share Instruments on a pro rata basis by the Investor and its Affiliates, in aggregate, at least twenty (20) per cent of the Shares and Voting Rights, the Investor shall have the right to subscribe for (or purchase) up to such number of Share Instruments that represents its pro rata share on a non-diluted basis of the Share Instruments so issued (or sold) by the Company on the same terms as other investors in the issuance of such Share Instruments, provided that (i) if such Share Instruments comprise American Depositary Shares, Investor shall not be entitled to receive American Depositary Shares but will be entitled to receive such number of Ordinary Shares equivalent to the American Depositary Shares they would otherwise be entitled to, and (ii) without prejudice to Investor’s registration rights under this Agreement, if such issuance is registered under the Securities Act, the Investor’s subscription shall not be entitled to registration under the Securities Act. For the avoidance of doubt, the Investor’s pro rata share shall be calculated on the basis of all Ordinary Shares and Convertible Preferred Shares.

8.	Information, Records and Reporting

8.1

Subject to any legal or regulatory restrictions applicable to the Company, the Company shall supply to the Investor, at the request of the Investor (at the Investor’s expense), copies of any information in the possession of the Company Group which is reasonably required by the Investor for the purposes of managing the tax affairs of the Investor (or any of its Affiliates) or for the purposes of complying with its legal, regulatory and accounting obligations, as soon as practicable after such request and in any event within twenty (20) Business Days of such request.

8.2

Subject to any legal or regulatory restrictions applicable to the Company, if the Investor determines in good faith that its shareholding in the Company requires equity method accounting treatment for purposes of its quarterly and annual financial statements (or otherwise requires such information in order to comply with applicable accounting standards), the Company shall provide the Investor with all financial and non-financial information required to comply with applicable Law, including the following information (subject to changes in accordance with changes in such laws and regulations):

(a)	Quarterly information:

(i)

As soon as practicable, but in any event no later than three (3) Business Days after each three (3) month period ending 31 March, 30 June, 30 September and 31 December each year (each a Quarter End) (each a Quarter Period):

(A)	a consolidated unaudited statement of income (prepared under IFRS) for the year-to-date period through such Quarter End;

(B)	a detailed consolidated trial balance as at such Quarter End (profit and loss (P&L) only);

(C)

a summary of transactions between the Investor and the Company during such Quarter Period, outstanding balances at the end of the Quarter Period, and how such are captured in each of (A) and (B) above;

(D)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis;

(E)	a current consolidated budget for periods beyond such Quarter Period; and

(F)	a matrix of all Sarbanes-Oxley controls and current year operating effectiveness testing results, including all identified deficiencies and status of remediation; and

(ii)	in the event that the information required under Clause 8.2(a)(i) will not be available within the timeline outlined, the following information:

(A)	as soon as practicable, but in any event no later than (five) 5 Business Days prior to the Quarter End:

(I)	a consolidated unaudited statement of income (prepared under IFRS) for the year-to-date period through the second month of the current Quarter Period;

(II)	a detailed consolidated trial balance as at the second month of such Quarter Period (P&L only);

(III)	a current consolidated budget for periods beyond the second month of such Quarter Period (P&L only);

(IV)

a summary of transactions between the Investor and the Company during the current Quarter Period, outstanding balances at the end of the second month of such Quarter Period, and how such are captured in each of (I), (II) and (III) above;

(V)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis; and

(B)	as soon as practicable, but in any event no later than three (3) Business Days after the Quarter End:

(I)	a schedule of known or reasonably anticipated changes to the P&L budget for the third month of the respective Quarter Period, if aggregating to a net amount in excess of [***]; and

(II)	a matrix of all Sarbanes-Oxley controls and last update of the Company’s current year operating effectiveness testing results, including all identified deficiencies and status of remediation; and

(iii)	a final version of the financial statements for such Quarter Period; and

(b)	Annual information:

(i)	As soon as practicable, but in any event no later than fifteen (15) Business Days after each twelve (12) month period ending 31 December each year (each a Year End) (each a Financial Year):

(A)	a consolidated unaudited statement of comprehensive income (prepared under IFRS) for such Financial Year;

(B)	a consolidated unaudited statement of financial position (prepared under IFRS) for such Financial Year;

(C)	a detailed trial balance as at such Year End;

(D)

a summary of transactions between the Investor and the Company during such Financial Year, outstanding balances at the end of the period, and how such are captured in each of (A), (B) and (C) above; and

(E)	a matrix of all Sarbanes-Oxley controls and last update of operating effectiveness testing results for the Financial Year, including all identified deficiencies and status of remediation; and

(ii)	a final version of the audited financial statements for such Financial Year,

provided that the P&L information outlined above shall be provided only in respect of the period between the Closing Date and 31 December 2023 in relation to the P&L information in the Quarter Period ending 31 December 2023 and the Financial Year ending 31 December 2023;

provided that the P&L information outlined above shall be provided in full only from the Quarter Period ending [***] and each subsequent Quarter Period and the Financial Year ending [***] and each subsequent Financial Year; and

(iii)

as soon as practicable, but in any event no later than [***] after the filing of the Form 20-F for the relevant Financial Year, a final matrix of all Sarbanes-Oxley controls and operating effectiveness testing results for such Financial Year, including all identified deficiencies and status of remediation.

8.3

If the Company fails to provide any of the information required to be provided by it to the Investor under this Clause 8 within the period specified, the relevant Investor may serve notice on the Company requesting such information.

8.4

The Investor (or any of its Affiliates), the Investor shall not, directly or indirectly, publicly disclose any information provided to the Investor pursuant to this Clause 8 that has not been publicly disclosed by the Company unless (i) the Investor has provided a copy of such proposed public disclosure to the Company at least five (5) Business Days prior to the proposed public disclosure and (ii) the Company has provided its written consent for such disclosure (such consent not to be unreasonably conditioned, delayed or withheld), provided that such consent provided for in clause (ii) shall not be required if such disclosure is required by applicable Law or by the rules of any stock exchange or Governmental Entity.

9.	Governance

9.1

From the date of this Agreement, the Investor will be entitled to nominate for appointment an individual as non-voting observer (censeur) within the Board who shall have the right to attend any meetings of the relevant committees (the Investor Observer). The Investor shall procure that the Investor Observer considers themselves bound by an obligation of confidentiality in relation to any non-public information gathered as part of their duties as non-voting observer (censeur). The Company shall take all action to effect such appointment by a Board decision pursuant to Article 11.3 of the Company’s articles of association. This right to nominate for appointment shall cease, in the event the Subsequent Investment Agreement is executed by the Parties, upon appointment of an Investor Director pursuant to the Subsequent Investment Agreement.

10.	Registration Rights

10.1

To the extent that the Company has not done so pursuant to the Subsequent Investment Agreement, the Company agrees that, within 120 calendar days following the Closing Date (such deadline, the Filing Deadline), the Company will submit to or file with the SEC a registration statement for a shelf registration on Form F-3, or in the event that Form F-3 is not available, the Company shall file with the SEC a shelf registration on such other form as is available to it (such initial registration statement, as amended, and together with any other registration statement required by this Clause 10, as necessary to reflect all Ordinary Shares acquired by the Investor pursuant to this Agreement and all Ordinary Shares issuable upon conversion of the Convertible Preferred Shares, if any, issued pursuant to the Subsequent Investment Agreement, the Registration Statements and each, a Registration Statement), covering the resale of all Registrable Securities, and shall use its best efforts to have each Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the thirtieth (30th) calendar day (or sixtieth (60th) calendar day if the SEC notifies the Company that it will “review” such Registration Statement) following the Filing Deadline and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the Effectiveness Deadline); provided, however, that if such Effectiveness Deadline falls on a Saturday, Sunday, or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; and provided further, that the Company obligations to include the Registrable Securities in a Registration Statement are contingent upon (and, if applicable, the Filing Deadline shall be automatically extended as a result of any failure of or delay in) the Investor furnishing in writing to the Company such customary information regarding the Investor or its permitted assigns, the securities of the Company held by the Investor and the intended method of disposition of the Registrable Securities as shall be customary, required by applicable Law to be included in a Registration Statement and as reasonably requested by the Company to effect the registration of the Registrable Securities, and the Investor shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of a Registration Statement, if applicable, as permitted by Clause 10.5 of this Agreement and/or Clause 13.5 of the Subsequent Investment Agreement. In no event shall the Investor be identified as a statutory underwriter in any Registration Statement unless specifically requested by the SEC in which case the Investor will have an opportunity to withdraw from such Registration Statement. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Ordinary Shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities or otherwise, such Registration Statement shall register the resale of a number of Ordinary Shares which is equal to the maximum number of Ordinary Shares as is permitted by the SEC. In such event, the Company will use its best efforts to file with the SEC as soon as reasonably practicable, as allowed by the SEC, one (1) or more Registration Statements to register the resale of those Registrable Securities that were not registered on such initial Registration Statement, as so amended. For as long as the Investor holds Registrable Securities (or holds or is entitled to acquire Convertible Preferred Shares convertible into Registrable Securities), the Company will use its best efforts to file all required reports for so long as the condition in Rule 144(c)(1) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell Ordinary Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor), and will prepare and file with the SEC such amendments and supplements to each Registration Statement and each prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered thereby until the end of the Registration Period (as defined below). Any failure by the Company to file a Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statements as set forth above under this Clause 10.1.

10.2

In the case of the registration effected by the Company pursuant to this Agreement and/or the Subsequent Investment Agreement, the Company shall, upon reasonable request, inform the Investor as to the status of such registration. At its expense, the Company shall:

(a)

except for such times as the use of the prospectus forming part of a Registration Statement is suspended pursuant to Clause 10.5 of this Agreement and/or Clause 13.5 of the Subsequent Investment Agreement, use its best efforts to keep such registration, and any required qualification, exemption or compliance under state securities laws (provided that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, but for this Clause 10.2(a) and/or such Clause 13.2(a) of the Subsequent Investment Agreement, (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Clause 10.2(a) and/or such Clause 13.2(a) of the Subsequent Investment Agreement, or (iii) file a general consent to service of process in any such jurisdiction), continuously effective with respect to the Investor (including, for the avoidance of doubt, preparing and filing with the SEC any amendments, post-effective amendments and supplements to the Registration Statements and the prospectuses used in connection therewith as may be necessary to keep such registration effective), and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the Investor ceases to hold any Registrable Securities and Convertible Preferred Shares. The Investor agrees to disclose, on a confidential basis (except to the extent that the public disclosure thereof is required by applicable Law), its ownership of its Registrable Securities to the Company upon request to assist the Company in making the determination described above. The period of time during which the Company is required hereunder to keep a Registration Statement effective is referred to herein as the Registration Period;

(b)	during the Registration Period, advise the Investor, as expeditiously as possible (and within no later than three (3) Business Days):

(i)	when a Registration Statement or any amendment thereto has been filed with the SEC;

(ii)

after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)

of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)

subject to the provisions in this Agreement and the Subsequent Investment Agreement, of the occurrence of any event as a result of which, as of such date, the prospectus or the Registration Statement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Investor of such events, provide the Investor with any material, non-public information regarding the Company other than to the extent that providing notice to the Investor of the occurrence of the events listed in (i) through (iv) above may constitute material, non-public information regarding the Company;

(c)	during the Registration Period, use its best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)

during the Registration Period, upon the occurrence of any event contemplated in Clause 10.2(b)(iv) above, except for such times as the use of a prospectus forming part of a Registration Statement is suspended in accordance with this Agreement and/or the Subsequent Investment Agreement, the Company shall use its best efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to the Investor of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)

during the Registration Period, use its best efforts to maintain the continued listing of the Ordinary Shares on Euronext Paris and the American Depositary Shares on Nasdaq and cause all Registrable Securities to be listed on such exchange;

(f)

during the Registration Period, use its best efforts to allow the Investor to review, prior to the filing thereof, disclosure regarding the Investor in any Registration Statement and shall afford the Investor a reasonable opportunity to review and comment on such disclosure, which comments the Company shall in good faith consider and use its best efforts to incorporate;

(g)

during the Registration Period, file a Form 6-K by the date that is nine (9) months after the end of the Company’s fiscal year including six-months consolidated interim financial statements (which may be unaudited), containing appropriate notes thereto, which shall be incorporated by reference into the Registration Statement if the Registration Statement is filed on a form that permits such incorporation by reference; and

(h)

during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement and the Subsequent Investment Agreement, in connection with the registration of the Registrable Securities.

10.3	Bookbuilt offerings

(a)

Subject to Clause 10.3(b), if the Investor wishes to engage an underwriter, placing agent, bookrunner or financial institution performing similar role(s) (a Bookrunner) in respect of a sale of Registrable Securities (a Bookbuilt Offering):

(i)	the Investor may select the Bookrunner(s), which shall be reasonably acceptable to the Company;

(ii)

the Company shall promptly and at its own expense prepare and file with the SEC any amendments, post-effective amendments and supplements to the Registration Statements and the prospectuses used in connection therewith as may be necessary to effect such Bookbuilt Offering;

(iii)

the Company shall complete and execute all customary questionnaires; lock-up arrangements; underwriting, placing or similar agreements (which shall include customary indemnification provisions in respect of the Investor and the Company); and other documents that are reasonably required under the terms of such Bookbuilt Offering; and

(iv)

the Company shall furnish or procure the furnishing of such customary legal opinions, comfort letters or other documents, which may be reasonably requested by the Investor and the Bookrunner(s) consistent with customary market practice for similar Bookbuilt Offerings.

(b)

The Investor shall (i) be limited to an aggregate (pursuant to this Clause 10.3(b) and Clause 13.3(b) of the Subsequent Investment Agreement) of two (2) such Bookbuilt Offerings per calendar year, and (ii) not be entitled to commence a Bookbuilt Offering within 90 (ninety) days of the consummation of any public offering (whether primary or secondary) of the Company’s Ordinary Shares or American Depositary Shares. For the avoidance of doubt, such Bookbuilt Offerings shall not include any Piggyback Registration undertaking in accordance with Clause 10.4 and shall include Bookbuilt Offerings under the Subsequent Investment Agreement.

10.4	Piggyback registration

(a)

If the Company at any time proposes, for any reason other than a request made by the Investor pursuant to this Clause 10, to (i) register the resale of Ordinary Shares by shareholders of the Company under the Securities Act (other than on Form S-4 or F-4 or on Form S-8 or any other registration statement solely registering Ordinary Shares issued pursuant to an employee equity incentive plan, in each case promulgated under the Securities Act or any successor forms thereto), or (ii) consummate a bookbuilt or underwritten offering in which the Ordinary Shares of any other shareholder of the Company are included, it shall promptly give notice of such proposed action to the Investor as soon as reasonably practicable (but in the case of filing a registration statement, no later than 20 calendar days before the anticipated filing date), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed lead underwriter(s), placing agent(s) or bookrunner(s), if any, and (y) offer to the Investor the opportunity to register or offer for sale such number of Ordinary Shares as the Investor may request in writing (subject to the limitation pursuant to Clause 10.4(b)) within (A) five (5) Business Days, in the case of filing a registration statement, and (B) two (2) Business Days in the case of an underwritten or bookbuilt offering (unless such offering is an overnight or bought underwritten or bookbuilt offering, then one (1) Business Day), in each case after receipt of such notice (such registration, a Piggyback Registration). The Company shall use its best efforts to cause all such Ordinary Shares to be included in such Piggyback Registration (subject to the limitation pursuant to Clause 10.4(b)) on the same terms and conditions as the Ordinary Shares otherwise being sold in such Piggyback Registration. If a Piggyback Registration is effected pursuant to a Registration Statement on Form F-3 or the then-appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a Piggyback Shelf Registration Statement), the Investor will be notified by the Company of and shall have the right, but not the obligation, to participate in any offering pursuant to such Piggyback Shelf Registration Statement, subject to the same limitations that are applicable to any other Piggyback Registration as set forth above.

(b)

If the lead underwriter(s), placing agent(s) or bookrunner(s) in good faith advise the Company that the inclusion of all such Ordinary Shares proposed to be included in any Piggyback Registration would have a negative effect on the pricing of the Ordinary Shares to be offered thereby, then the total number of Ordinary Shares proposed to be included in such Piggyback Registration shall be allocated among the Company, the Investor and any other shareholders of the Company in the following order of priority:

(i)	first, to the Ordinary Shares to be offered by the Company;

(ii)

then, to the Ordinary Shares to be offered by shareholders of the Company that requested such registration or takedown (including any shareholders who requested such registration or takedown pursuant to piggyback registration rights), allocated pro rata amongst all such shareholders;

(iii)	then, to the Ordinary Shares to be offered by shareholders that are affiliates of the Company (other than any shareholders who are included in Clause 10.4(b)(ii) above); and

(iv)	then, to the Ordinary Shares to be offered by any other shareholders, if any.

10.5

Notwithstanding anything to the contrary in this Agreement and the Subsequent Investment Agreement, (A) the Company shall be entitled to delay the filing or effectiveness of, or suspend the use of, a Registration Statement (or any prospectus related thereto) if (i) it reasonably determines that in order for such Registration Statement not to contain a material misstatement or an omission of a material fact, an amendment thereto would be needed to include information that at that time could not otherwise be included in a current, quarterly, half-yearly or annual report under the Exchange Act, or (ii) the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Board reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in such Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in such Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of outside legal counsel, to cause such Registration Statement to fail to comply with applicable disclosure requirements, and (B) the use of any Registration Statement (or any prospectus related thereto) by Investor shall automatically be suspended if Investor determines in its own discretion that it possesses material, non-public information as a consequence of its appointment of an Investor Director to the Company’s Board or pursuant to Investor’s involvement in the joint research and collaboration activities contemplated by the Joint Research and Collaboration Agreement, such automatic suspension terminating automatically when the Investor determines in its own discretion that such information is no longer material, non-public information (each such circumstance, a Suspension Event); provided, however, that the Company may not delay or suspend any Registration Statement pursuant to Clause 10.5(A) on more than four (4) occasions or for more than forty-five (45) consecutive calendar days, or more than one hundred twenty (120) total calendar days in each case during any twelve (12) month period. The Company shall not, when advising the Investor of a Suspension Event pursuant to Clause 10.5(A), provide the Investor with any material, non-public information regarding the Company other than to the extent that providing notice to the Investor of the occurrence of the Suspension Event might constitute material, non-public information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event pursuant to Clause 10.5(A) or upon Investor’s determination that a Suspension Event pursuant to Clause 10.5(B) is in effect, in each case, during the period that such Registration Statement is effective, or if as a result of a Suspension Event such Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under such Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or other applicable exemption from registration) until it receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless, in the case of a Suspension Event pursuant to Clause 10.5(A), otherwise notified by the Company that it may resume such offers and sales or, in the case of a Suspension Event pursuant to Clause 10.5(B), Investor determines that such a Suspension Event is no longer in effect, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable Law or subpoena. If so directed by the Company, the Investor will deliver to the Company or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (a) to the extent the Investor is required to retain a copy of such prospectus (1) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (b) to copies stored electronically on archival servers as a result of automatic data back-up. The Investor may deliver written notice (an Opt-Out Notice) to the Company requesting that it not receive notices from the Company otherwise required by Clause 10.5(A); provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out

Notice from the Investor (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event pursuant to Clause 10.5(A) was previously delivered (or would have been delivered but for the provisions of this Clause 10.5 and the related suspension period remains in effect, the Company will so notify the Investor, within one (1) Business Day of the Investor’s notification to the Company, by delivering to the Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.

10.6	Indemnification

(a)

Notwithstanding any termination of this Agreement and/or the Subsequent Investment Agreement, the Company agrees to indemnify, to the extent permitted by law, the Investor, its directors, officers, partners, managers, members, stockholders, advisers, agents, representatives, any Bookrunners, affiliates and each person who controls the Investor (within the meaning of the Securities Act) and the directors, officers, partners, managers, members, stockholders, advisers, agents, representatives, affiliates of each such controlling person, to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket costs and expenses (including reasonable and documented attorneys’ fees of one (1) law firm (and one (1) firm of local counsel)) (collectively, Losses) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, except that the Company shall not be liable in any such case (A) insofar as such Losses are directly caused by or contained in any information or affidavit so furnished in writing to the Company by or on behalf of the Investor expressly for use therein, (B) insofar as such Losses arise from the use by the Investor of an outdated or defective prospectus after the Company has notified the Investor in writing that such prospectus is outdated or defective, (C) insofar as such Losses arise from the use by the Investor of an outdated or defective prospectus during a Suspension Event pursuant to Clause 10.5(B), or (D) the Investor’s failure to send or give a copy of the prospectus (as then amended or supplemented), if required (and not exempted) to the person(s) asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities.

(b)

In connection with any Registration Statement, the Investor shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus (to the extent required by applicable securities laws to be disclosed in such Registration Statement) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) and their directors and officers against any Losses resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of the Investor expressly for use therein; provided, however, that the liability of the Investor shall be limited to the net proceeds received by the Investor from the sale of Registrable Securities giving rise to such indemnification obligation and the Investor shall not be liable in any such case (A) insofar as such Losses arise from the use by the Company of outdated or defective information and/or affidavits after the Investor has notified the Company in writing that such information and/or affidavits are outdated or defective or (B) insofar as the Company had a legal obligation to send or give a copy of the Registration Statement or prospectus (as then amended or supplemented) to the person(s) asserting an untrue statement or omission or alleged untrue statement or omission and failed to comply with such legal obligation at or prior to the written confirmation of the sale of Registrable Securities.

(c)

Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defence of such claim with counsel reasonably satisfactory to the indemnified party. If such defence is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defence of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement (i) which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or (ii) which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)

The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(e)

If the indemnification provided under this Clause 10.6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by it from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Clauses 10.6(a), (b) and (c) above, any reasonable, documented, and out of pocket legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Clause 10.6(e) from any person or entity who was not guilty of such fraudulent misrepresentation.

10.7

Subject to receipt from the Investor by the Company and its transfer agent (the Transfer Agent) and, if applicable, the Depositary Agent of customary representations and other documentation reasonably acceptable to the Company, the Transfer Agent and, if applicable, the Depositary Agent in connection therewith, and, if required by the Transfer Agent and/or Depositary Agent (if applicable), an opinion of the Company’s Counsel (which opinion shall be at the Company’s expense), in a form reasonably acceptable to the Transfer Agent and, if applicable, Depositary Agent, to the effect that the removal of any restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that the Company take all such actions of the Company necessary for the removal of any legend from the certificate(s) representing or the book-entry position evidencing the Ordinary Shares within two (2) Business Days of such request and receipt of such representations and other documentation reasonably acceptable to the Company, the Transfer Agent and the Depositary (if applicable), following the earliest of such time as the Ordinary Shares (i) are subject to and eligible to be sold or transferred pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144. If restrictive legends are no longer required for the Ordinary Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Clause 10.7 and reasonably promptly following any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such Ordinary Shares. The Company shall be responsible for the fees of the Transfer Agent associated with such issuance.

10.8	Expenses

(a)

All expenses (other than (w) any discounts, commissions and fees of any underwriters, Bookrunners, placement agents, brokers, dealers or similar securities industry professionals, (x) fees required under the Deposit Agreement in connection with any deposit of Ordinary Shares for the issuance of American Depositary Shares, (y) stock transfer taxes applicable to the sale of Registrable Securities and (z) fees and expenses of counsel in excess of the amount specified in clause (viii) below (Selling Expenses)) incurred by the Company in complying with its obligations pursuant to this Clause 10 and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all (i) registration and filing fees (including, without limitation, any fees relating to filings required to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are listed or quoted); (ii) out-of-pocket underwriting expenses (other than as specified in clause (w) above); (iii) expenses of any audits incident to or required by any such registration; (iv) reasonable fees and expenses of complying with securities and “blue sky” laws (including, without limitation, fees and disbursements of counsel in connection with “blue sky” qualifications or exemptions of the Registrable Securities); (v) printing expenses; (vi) messenger, telephone and delivery expenses; (vii) fees and expenses of the Company’s Counsel and accountants; and (viii) the reasonable fees and expenses of the Investor’s Counsel. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Clause 10 (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits. All Selling Expenses relating to the offer and sale of Registrable Securities registered under the Securities Act pursuant to this Clause 10 shall be borne and paid by the Company, the Investor and any other shareholders of the Company participating in a Piggyback Registration, in proportion to the number of Ordinary Shares included in such registration for each such entity and to which such Selling Expenses relate. For the avoidance of doubt, the parties agree that no additional or incremental expenses are intended to arise as a result of the inclusion of Clause 10 in this Agreement and Clause 13 in the Subsequent Investment Agreement.

10.9	The Company shall not grant any registration rights to third parties which are more favourable than or inconsistent with the rights granted under this Clause 10.

10.10

The rights and obligations of the Parties pursuant to this Clause 10 are the same as (and not supplemental to) the rights and obligations of the Parties pursuant to Clause 13 of the Subsequent Investment Agreement.

11.	Payments

11.1	Any payment to be made pursuant to this Agreement shall be made in US dollars or euros, in accordance with the terms of, and unless otherwise provided for in, this Agreement.

11.2	Except as otherwise provided in this Agreement, any payment to be made pursuant to this Agreement by the Investor (or any member of the Investor Group) shall be made to the Company’s Bank Account.

11.3	Any payment to be made pursuant to this Agreement by the Company (or any member of the Company Group) shall be made to the Investor’s Bank Account.

11.4

Payment under Clauses 11.2 and 11.3 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

11.5

If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum. Any Default Interest will not be compounded and will accrue from day to day and will be calculated based on the actual number of days elapsed from, and including, the payment due date to, but excluding, the actual payment date and a year of 360 days.

12.	Announcements

12.1

Without prejudice to Clause 13, unless otherwise agreed in writing, neither Party (nor any of their respective Affiliates or Connected Persons) shall make any announcement or issue any communication to shareholders in connection with the existence or the subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

12.2	The restriction in Clause 12.1 shall not apply to:

(a)	the announcements issued by the Company and the Investor, in each case on the date of this Agreement in the Agreed Form;

(b)	any customer or employee communications made by any member of the Company Group or Investor Group to the extent that such communications only include publicly available information; and

(c)

the extent that the announcement or communication is required by Law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of applicable Law or any Governmental Entity having applicable jurisdiction.

12.3

If the exception in Clause 12.2(c) applies, the Party making the announcement or issuing the communication shall use its reasonable endeavours to consult with the other Party in advance as to its form, content and timing and take into account the reasonable comments of the other Party.

13.	Confidentiality

13.1	Each Party shall keep confidential any information:

(a)

which it may have or acquire before or after the date of this Agreement in relation to the customers, licenses, business, assets or affairs of the other Party (or any of its Affiliates) as a result of:

(i)	negotiating this Agreement;

(ii)	in the case of the Investor, being a direct or indirect shareholder in the Company or having any Investor Director appointed to the Board; or

(iii)	exercising its rights or performing its obligations under this Agreement;

(b)	which relates to the contents of, and negotiations leading to, this Agreement (or any agreement or arrangement entered into pursuant to this Agreement); or

(c)	in the case of the Investor, which it acquires under Clauses 8.1 to 8.2 (inclusive) or Clause 10.5(A),

(all such information being Confidential Information).

13.2	Each Party shall maintain Confidential Information (whether received before or after the date of this Agreement) in strict confidence and shall not:

(a)	copy or reproduce the Confidential Information;

(b)	use Confidential Information for its own business purposes; or

(c)	disclose any Confidential Information to any third party,

in each case, without the prior written consent of the other Party.

13.3	The Parties’ obligations under Clauses 13.1 and 13.2 and (as applicable) any Representative’s obligations under Clause 13.4 do not apply to:

(a)	any disclosure of information which is expressly consented to in writing by the other Party prior to such disclosure being made;

(b)

disclosure (subject to Clause 13.4) in confidence by a Party to its respective Representatives on a “need to know” basis where the recipient, in the reasonable opinion of such Party, requires access to the information for a purpose reasonably incidental to the matters contemplated by the Transaction Documents;

(c)

disclosure of information to the extent required by applicable Law or by the rules of any stock exchange or Governmental Entity, or to the extent reasonably required for the purpose of managing the tax affairs of that Party (or any of its Affiliates);

(d)

disclosure of information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to it being received or held;

(e)	disclosure of any information which has previously become publicly available other than through the disclosing Party’s fault (or that of its Representatives);

(f)	disclosure required for the purposes of any arbitral or judicial proceedings arising out of this Agreement;

(g)	disclosure that is required pursuant to the terms of this Agreement; or

(h)	any announcement made in accordance with Clause 12.

13.4

Each Party shall inform (and shall ensure that any of its Affiliates informs) any Representatives to whom it provides Confidential Information that such information is confidential and shall instruct each such Representative:

(a)	to keep it confidential;

(b)	not to use it for its own business purposes; and

(c)	not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with this Agreement).

13.5	On request, each Party shall promptly give the other Party a list identifying all Representatives to whom it has provided Confidential Information.

13.6

Each Party shall be responsible for any breach of this Clause 13 by any of its Representatives to whom it provides any Confidential Information as if that Party were the party that had breached this Clause 13.

13.7

The undertakings in this Clause 13 shall not apply to any Confidential Information which the relevant Party, Representative or an Affiliate of the relevant Party is required to retain under applicable Law. Any information retained under this Clause 13.7 shall be retained in compliance with this Clause 13.

14.	Assignment

14.1

Except as provided in this Clause 14 or unless the Company and the Investor specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement or any other Transaction Document nor grant, declare, create or dispose of any right or interest in it.

14.2

The Investor may assign the benefit of this Agreement, the Warranties and/or of any other Transaction Document to which it is a party (in whole or in part) to, and it may be enforced by, any Affiliate as if it were the Investor under this Agreement. Any Affiliate to whom an assignment is made in accordance with the provisions of this Clause 14 may itself make an assignment as if it were the Investor under this Clause 14.

In each case, the Investor shall remain jointly and severally liable of the due execution by any such direct or indirect assignee of the terms hereof.

15.	Further Assurances

15.1

Each of the Company and the Investor shall do anything that is required by applicable Law or as may be necessary or reasonably required by the other Party to implement and give effect to this Agreement and the Transaction Documents.

15.2	Each of the Company and the Investor shall procure that its Affiliates comply with all obligations under the Transaction Documents which are expressed to apply to any such Affiliates.

16.	Costs

16.1

Subject to Clause 16.2 and except as otherwise provided in this Agreement, the Company and the Investor shall each be responsible for its own costs and expenses (including taxation) (including those of its Affiliates) incurred in connection with the Investment.

16.2	The Investor shall bear any stamp duty or other transfer taxes (including interest and penalties) payable in respect of the New Shares.

17.	Notices

17.1

Any notice to be given by one Party to the other Party in connection with this Agreement shall be in writing in English and signed by, or on behalf of, the Party giving it. It shall be delivered by hand, email, registered post or courier.

17.2	The addresses of the Parties for the purpose of Clause 17.1 are:

Company	Address:	Email:
For the attention of:	André Choulika Chief Executive Officer 8 rue de la Croix Jarry, Paris, Ile-de-France, 75013 France	[***]

and with a copy to (which copy shall not constitute notice):	Attn: General Counsel 8 rue de la Croix Jarry, Paris, Ile-de-France, 75013 France	[***]

	Renaud Bonnet and Peter Devlin Jones Day 2, rue Saint-Florentin 75001 Paris, France	rbonnet@jonesday.com pdevlin@jonesday.com

Investor	Address:	Email:
For the attention of:	Tyrell Rivers One MedImmune Way, Gaithersburg, MD 20878, United States	[***]

and with a copy to (which copy shall not constitute notice):	Deputy General Counsel, Corporate Legal	legalnotices@astrazeneca.com

	Emma Barton	[***]

	FAO Julian Long Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom	julian.long@freshfields.com

17.3	Each Party may notify the other Party in writing of a change to its details in Clause 17.2 from time to time.

17.4	This Clause 17 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

18.	Conflict with other Agreements

If there is any conflict between the terms of this Agreement and any other agreement between the Parties, this Agreement shall prevail (as between the Parties and as between any members of the Company Group and any members of the Investor Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Company and the Investor are either also Parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

19.	Whole Agreement

19.1

This Agreement sets out the whole agreement between the Parties in respect of the issuance and subscription of the New Shares and supersedes any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Investment. It is agreed that:

(a)

no Party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of the other Party in relation to the Investment that is not expressly set out in this Agreement;

(b)

any terms or conditions implied by applicable Law in any jurisdiction in relation to the Investment are excluded to the fullest extent permitted by applicable Law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a Party in relation to any provision of this Agreement shall be for breach of this Agreement; and

(d)	except for any liability in respect of a breach of this Agreement, no Party shall owe any duty of care or have any liability in tort or otherwise to the other Party in relation to the Investment.

19.2	Nothing in this Clause 19 shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

20.	Waivers, Rights and Remedies

20.1

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy provided by applicable Law or under this Agreement shall affect or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other right or remedy.

20.2

The rights and remedies of the Investor under this Agreement shall not be affected, and the liabilities of the Company and/or its Affiliates under this Agreement shall not be released, discharged or impaired by: (i) Closing; (ii) any investigation made into the affairs of the Company Group or any knowledge held or gained of any such affairs by or on behalf of the Investor (except, in respect of the Warranties only, for matters Disclosed); (iii) the expiry of any limitation period prescribed by applicable Law in relation to a claim; or (iv) any event or matter, other than a specific and duly authorised written waiver or release by the Investor.

21.	Effect of Closing

Notwithstanding Closing, (i) each provision of this Agreement and any other Transaction Document not performed at or before Closing but which remains capable of performance, (ii) the Warranties and (iii) all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document, will remain in full force and effect and (except as otherwise expressly provided) without limit in time.

22.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

23.	Variations

No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

24.	Invalidity

Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the applicable Law of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

25.	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, New York law.

26.	Dispute resolution

26.1

All disputes arising out of, in connection with, or relating to this Agreement or any document or instrument delivered in connection herewith, including with respect to its formation, interpretation, applicability, breach, termination, validity, or enforceability (each, a Dispute), shall in the first instance be referred to the Parties’ respective officers designated below (each, an Executive Officer) for attempted resolution before instituting binding arbitration in accordance with Clause 26.2 (Arbitration Procedure):

(a)	For the Company: [***]

(b)	For the Investor: [***]

Such discussions shall be initiated by one Party transmitting to the other Party in writing a notice of dispute and request for Executive Officer negotiations with respect thereto. If any Dispute remains unresolved thirty (30) days after transmission of a written notice of request for Executive Officer negotiations, either Party shall be free to institute binding arbitration in accordance with Clause 26.2 (Arbitration Procedure) upon written notice to the other Party (an Arbitration Notice), which binding arbitration shall be the sole and exclusive manner of resolving any such Dispute.

26.2	Arbitration Procedure

(a)

Upon receipt of an Arbitration Notice by a Party, the applicable Dispute shall be resolved by final and binding arbitration in accordance with the then-current Rules of Arbitration of the International Chamber of Commerce (ICC) (ICC Rules) before a panel of three (3) arbitrators (the Arbitrators). The claimant shall nominate an Arbitrator in its request for arbitration. The respondent shall nominate an Arbitrator within thirty (30) days of the receipt of the request for arbitration. The two (2) Arbitrators nominated by the Parties shall jointly nominate a third (3rd) Arbitrator within thirty (30) days after the nomination of the later-nominated Arbitrator. The third (3rd) Arbitrator shall act as chair of the tribunal. If any of the three (3) Arbitrators are not nominated within the time prescribed above, then the ICC shall appoint the Arbitrator(s) in accordance with the ICC Rules, unless the Parties agree to extend the time prescribed above.

(b)

The place of arbitration shall be New York, New York. The arbitration proceedings shall be conducted in the English language and all correspondence shall be in English. The decision or award rendered by the Arbitrators shall be final and binding on the Parties, and judgment may be entered in any court of competent jurisdiction.

(c)

Each Party shall bear its own counsel fees, costs, and disbursements arising out of the arbitration described in this Clause 26.2 (Arbitration Procedure) and shall pay an equal share of the fees and costs of the Arbitrators and all other general fees related to the arbitration; provided, that the Arbitrators shall be authorized to determine whether a Party is the prevailing Party, and, if so, to award to that prevailing Party reimbursement for its reasonable counsel fees, costs, and disbursements (including expert witness fees and expenses, photocopy charges, or travel expenses), and the fees and costs of the Arbitrators.

(d)

Nothing contained in this Agreement shall deny any Party the right to seek temporary injunctive or other equitable relief from a court of competent jurisdiction, and such an action may be filed and maintained notwithstanding any ongoing arbitration proceeding. All arbitration proceedings, including the existence thereof, submissions in the proceedings, and decisions of the tribunal under this Clause 26.2 (Arbitration Procedure), shall be deemed Confidential Information of both Parties. The Parties agree that the ICC shall not publish any arbitration award or order rendered in an arbitration under this Clause 26.2 (Arbitration Procedure).

(e)

In order to facilitate the comprehensive resolution of related Disputes, and upon request of any Party to the arbitration proceeding, the Parties agree in advance that any arbitration proceeding initiated in accordance with this Clause 26.2 (Arbitration Procedure) may be consolidated with any other arbitration proceeding relating to this Agreement or to related agreements (including the Joint Research and Collaboration Agreement) provided that: (i) there are issues of fact or law common to the proceedings so that a consolidated proceeding would be more efficient than separate proceedings; and (ii) no Party would be prejudiced as a result of such consolidation, through undue delay or otherwise.

Schedule 1

Company Warranties

1.	Capacity and authority

1.1	The Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

1.2

The Company has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement.

1.3

This Agreement will, when executed, constitute a valid and binding obligation of the Company, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

1.4

Entry into and performance by the Company of this Agreement will not: (i) breach any provision of its Constitutional Documents; or (ii) result in a breach of any applicable Laws, judgment, order, writ or decree of any Governmental Entity where, in either case, such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement.

1.5	The Company is a “foreign issuer” (as defined in Regulation S under the Securities Act).

2.	Share instruments and members of the Company Group

2.1

All the shares issued in each of the Company’s Subsidiaries are legally and beneficially owned, directly or through Subsidiaries, by the Company free from all Third Party Rights. All such shares are fully paid and there is no outstanding liability to pay any additional contributions on them.

2.2

Except as otherwise Disclosed, no person other than the Investor has the right (exercisable now or in the future and whether contingent or not) to call for the allotment or issue of any Share Instruments or loan capital in any member of the Company Group.

2.3

The Company and the Board have the power to allot and issue the New Shares to the Investor at Closing in the manner contemplated by this Agreement. There are no consents required by the Company for the allotment and issue of the New Shares except as set out in this Agreement which have not been irrevocably and unconditionally obtained.

3.	Compliance with laws, authorisations and defaults

3.1

The Company and its Subsidiaries possess and are operating in compliance with such permits, licenses, franchises, exemptions, approvals, certifications, clearances, consents and other authorizations (collectively, Governmental Licenses) issued by the FDA, the HHS, the EMA, the Competent Authorities of the Member States of the European Economic Area (including the Agence Nationale de Sécurité du Médicament et des Produits de Santé), or other comparable federal, state, local or foreign governmental and regulatory authorities (collectively, the Regulatory Authorities)

related to the Company Products or necessary to effectively conduct the business now operated by them. All such Governmental Licenses are in full force and effect and are not limited in duration or subject to any conditions that the Company believes to be unusual or onerous compared to those customarily included for similarly situated companies. To the Company’s knowledge, the Company has fulfilled and performed all of its material obligations with respect to the Governmental Licenses, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of such Governmental Licenses.

3.2

Neither the Company nor any of its Subsidiaries is (A) in violation of its Constitutional Documents, (B) in default or to the Company’s knowledge, in circumstances likely to give rise to such a default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any Subsidiary is subject (collectively, Agreements and Instruments), or (C) in violation of any applicable Law, judgment, order, writ or decree of any Government Entity, in each case where such breach or default is (or is expected to be) material. For this purpose, material refers to any breach or default which would have a cost to the Company Group (including a loss of profit) of US$1,500,000 or more.

3.3

Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury, France or other relevant sanctions authority (collectively, Sanctions), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea and regions of Ukraine (each, a Sanctioned Country); for the past five years, the Company, its Subsidiaries and, to the knowledge of the Company, any officer, director or employee of the Company and its Subsidiaries, have not knowingly engaged in or facilitated and are not now knowingly engaged in or facilitating any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. To the knowledge of the Company, none of the Company, its Subsidiaries, and any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently under investigation in respect of any violation of Sanctions.

3.4	Each member of the Company Group has taken reasonable measures designed to ensure compliance with applicable Sanctions.

3.5

With respect to the transactions contemplated by this Agreement, none of the Company nor any of its Affiliates nor any person acting on its or their behalf has engaged or will engage in any “directed selling efforts” (within the meaning of Regulation S under the Securities Act).

3.6

Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any Governmental Entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, Articles 432-11 et seq., 433-1 and 433-2, 433-22 to 433-25, 435-1 et seq. and 445-1 et seq. of the French Criminal Code (code pénal) or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its Subsidiaries have instituted, maintain and enforce, and are reasonably expected to continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

3.7

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the USA Patriot Act, and other applicable money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency, including but not limited to, the Cellule française de lutte contre le blanchiment de capitaux et le financement du terrorisme (TRACFIN) and the Office central pour la repression de la grande délinquance financière (OCRGDF) (collectively, the Anti-Money Laundering Laws), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

4.	Disclosure obligations

4.1

The Company has established and maintains and, following Closing, will continue to maintain (a) procedures which enable the Company and the Board to comply with their respective disclosure obligations under applicable French laws and regulations, EU Market Abuse Regulation 596/2014 of 16 April 2016 and its delegated regulations (the European Disclosure Requirements); and (b) disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act (the US Disclosure Requirements).

4.2

Except as Disclosed, the Company and its Subsidiaries have complied with the Disclosure Requirements in all material respects in the three (3) years prior to the date of this Agreement and maintain a system of internal accounting controls (as designed in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The report of the Company’s management on the Company’s internal control over financial reporting is included in the Company’s annual report on Form 20-F for the year ended 31 December 2022. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company and each of its Subsidiaries maintain a system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

4.3

The Company has filed or furnished, as applicable, in a timely manner all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the SEC Reports), including as required by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding three (3) years. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the latest time they were filed, amended, or superseded, as applicable, the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As used in this paragraph 4.3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is publicly furnished, supplied or otherwise made available to the SEC. There are no material outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports.

4.4

Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) contained in the SEC Reports (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward-looking statement.

4.5

Any statistical and market-related data included in the SEC Reports are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

4.6

There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of Sarbanes-Oxley and the rules and regulations promulgated in connection therewith.

5.	Material Assets

5.1

Each member of the Company Group owns or is entitled to use in connection with its business as currently conducted all the Material Assets of each member of the Company Group, and the facilities and services to which each member of the Company Group has a contractual right, necessary to conduct its business as currently conducted.

5.2

The Material Assets are in the possession or under the control of the relevant member of the Company Group and, where any assets are used but not owned by a member of the Company Group, to the knowledge of the Company, no event or circumstance has occurred which may entitle any person to terminate any agreement in respect of such use (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

6.	Accounts

6.1

The financial statements included in the SEC Reports (including the Accounts), together with the related schedules, if any, and notes, present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved, except as Disclosed. The supporting schedules included in the SEC Reports, if any, present fairly in accordance with IFRS the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included SEC Reports under the Exchange Act. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

7.	No Material Adverse Change

7.1

Except as otherwise Disclosed, since [***], (A) the Company Group has carried on its business in the ordinary course of business, and no member of the Company Group has made or agreed to make any payment other than routine payments in the ordinary course of business, (B) there has been no Material Adverse Effect, (C) no member of the Company Group has entered into or assumed or incurred any contract, commitment, borrowing, indebtedness, guarantee, liability (including contingent liability) or entered into any transaction or arrangements not in the ordinary course of business which involved or may involve expenditure of more than [***]; and (D) there has been no dividend or distribution of any kind declared, authorised, paid or made by the Company on any class of its capital stock, nor has any member of the Company Group reduced its paid up share capital.

7.2

Since [***], each member of the Company Group has carried out all transactions in accordance, in all material respects, with all applicable laws and regulations. No such transaction constituted a transfer at an undervalue or an unlawful distribution or unlawful financial assistance by or to any member of the Company Group. At no time since [***] has the parent company, Cellectis S.A., been in a situation in which deduction of accumulated losses from reserves (and all other elements generally considered as part of the own funds of the company) leads to a negative cumulative amount that exceeds one-half of the subscribed share capital.

8.	Debt position

8.1

Except as Disclosed, no member of the Company Group has lent any money which is due to be repaid and as at the date of this Agreement has not been repaid to it, and no member of the Company Group beneficially owns any debt (whether trading or otherwise), in each case, other than intercompany trading and non-trading receivables and debt and any other trade debts, in each case incurred in the ordinary course of business.

8.2

Except as Disclosed, no demand or other notice has been received requiring, and no event of default or any other event or circumstance which would entitle any person to call for, early repayment or repayment on demand of any Financial Debt of any member of the Company Group or to enforce any security given by any member of the Company Group (or, in either case, any event or circumstance which with the giving of notice would constitute such an event or circumstance) has occurred or will occur, and no Financial Debt will become due and payable, as a result of the Company entering into this Agreement or the Investment.

9.	Insolvency

9.1

No member of the Company Group is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them.

9.2

There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning any member of the Company Group and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of any member of the Company Group and no event has occurred to give the right to enforce such security.

10.	Material contracts

10.1	Except as otherwise Disclosed, no member of the Company Group is a party to any agreement or arrangement:

(a)

under which, by virtue of the Investment, (i) any other party is likely to be relieved of any material obligation or become entitled to exercise any material right (including any termination right or any pre-emption right or other option) or (ii) any member of the Company Group is likely to be in material default or lose any material benefit, right or licence which it currently enjoys;

(b)	which was entered into not in the ordinary course of business or not on arm’s length terms;

(c)	which establishes any joint venture, ownership, consortium, partnership, collaboration, strategic alliance, profit (or loss) sharing agreement or similar arrangement;

(d)	under which any member of the Company Group has sold or disposed of any company, business or assets where it remains subject to any liability exceeding [***] (whether contingent or otherwise);

(e)

which involves or is likely to involve expenditure by any member of the Company Group totalling in excess of [***] per annum, including with respect to (i) milestone or similar payments, including upon the achievement of development, regulatory or commercial milestones, or (ii) payment of royalties or other amounts calculated based upon any revenues or income with respect to the Company Products;

(f)

which imposes any restriction on the Company Group: (i) to compete with any other person or entity or in any geography; (ii) (A) to acquire any product or other asset or to obtain any services from any other person or entity, (B) to sell any product or other asset or to perform any services for any other person or entity or (C) to transact business or deal in any other manner with any other person or entity; (iii) to use any IPR that is necessary for the Company Group to use in its business as currently conducted and as currently proposed to be conducted; or (iv) to develop, manufacture or distribute any products;

(g)

which relates to the acquisition, transfer, development, distribution, licensing, granting rights to or sharing of any Company Group IPR or other IPR that is otherwise necessary to the conduct of the Company Group’s business as currently conducted and as currently proposed to be conducted, other than (i) Excepted IP Agreements or (ii) licenses for “open source” software; or

(h)

that, if entered into, would commit any member of the Company Group to enter into any agreement or arrangement of a kind described in paragraphs (a) to (g) (the agreements or arrangements Disclosed pursuant to this paragraph 10.1, collectively, Material Contracts).

10.2

All Material Contracts are (a) valid, binding and enforceable on the applicable member of the Company Group and, to the knowledge of the Company, each other party thereunder (subject to bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and (b) in full force and effect. Except as Disclosed, no party to any Material Contract has exercised or, to the Company’s knowledge, purported or threatened to exercise any termination right with respect to any Material Contract.

10.3

Neither (a) the entry into and performance by the Company of this Agreement or any other Transaction Document to which it is a party nor (b) the consummation of the transactions contemplated by this Agreement will (i) affect the enforceability against any person of any Material Contract, or (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract.

11.	Disputes and investigations

11.1

Except as Disclosed, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries nor has any notice of such investigation or inquiry from any Governmental Entity been received in the past three (3) years and there are no pending litigation, arbitration, administrative or governmental proceedings to which the Company or any such Subsidiary is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, where such proceedings could have a cost (including a loss of profit), benefit or value to the Company Group of US$2,000,000 or more, nor is the Company aware of any circumstances which are likely to give rise to any such proceeding.

12.	Intellectual Property / IT Systems

12.1	Schedule 5 sets forth a true, complete and correct list of all Registered Owned IPR and Registered Licensed IPR.

12.2	[***].

12.3	[***].

12.4

The Company Group has [***] to diligently prosecute all Patent applications included in the Company Group IPR that they have filed or which they otherwise possess the right to control prosecution and, to the Company’s knowledge, all such Patent applications which a third party has filed (or for which a third party possesses such right) have been diligently prosecuted by the applicable third party. All actions required by any Governmental Entity to be taken by any member of the Company Group to maintain all registrations relating to any Company Group IPR , including payment of all filing, examination, registration, annuity, issuance, renewal, maintenance and other fees and filing of all documents or other materials required to be paid or filed with the applicable intellectual property office, have been taken.

12.5	[***].

12.6

None of the execution, delivery, or performance of this Agreement or the Transaction Documents will result in the loss, termination or impairment with respect to any Company Group IPR material to the business of the Company.

12.7	The [***] is not necessary to conduct the business now conducted or currently planned to be conducted by the Company Group.

12.8	Except as Disclosed, and except for with respect to the Excepted IP Agreements, the Company Group [***].

12.9

Each inventor of Owned IPR material to the business of the Company Group and, to the knowledge of the Company, each inventor of (a) all other Owned IPR and (b) Licensed IPR executed a valid and enforceable written agreement assigning all of such inventor’s rights, title and interests in and to such IPR (and the inventions claimed or otherwise disclosed therein) to the Company Group or the applicable licensor of the Company Group.

12.10

The Company Group has [***] actions to protect the Company Group IPR and maintain the confidentiality, secrecy and value of the Trade Secrets included in the Company Group IPR. To the knowledge of the Company, no Trade Secret material to the business of the Company Group has been disclosed by any member of the Company Group to any person in any manner that has, or is reasonably likely to, result in the loss of any Trade Secret or other rights in or to such Trade Secret.

12.11

Except as Disclosed, no funding, facilities, or personnel of any Governmental Entity or any public or private educational or research institutions were used to develop or create any Owned IPR or, to the Company’s knowledge, any Licenced IPR, and the Company Group has not entered into a government funding relationship that would result in rights with respect to any Company Group IPR residing in any Governmental Entity (including the U.S. Government or the U.S. National Institutes of Health).

12.12

The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, IT Systems) are in all material respects adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear, to the Company’s knowledge, of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) any information reasonably capable of being used to identify any natural person, household or device; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, HIPAA); and (v) any other information governed by applicable Privacy Laws (as defined below). To the Company’s knowledge, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

13.	Insurance

13.1

The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is considered adequate by the Company and as is, to the Company’s knowledge, generally maintained by companies of established repute and of comparable size engaged in the same or similar business, and all such insurance is in full force and effect and all premiums have been paid. So far as the Company is aware, there are no circumstances which could render any of such insurances void or voidable. The Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted which would not require any material capital improvements or expenditures in order to continue such insurance. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied. Closing will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance.

14.	Employment

14.1

The Company and its Subsidiaries have timely paid to all their present and past employees all the material amounts and payments due to them under law, agreement, collective bargaining agreement or contractual arrangement by the Company or the applicable Subsidiary for salaries, benefits and severance compensation.

14.2	[***].

14.3

No labour dispute, strike or industrial action with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent, and to the knowledge of the Company (it being understood that the Company has not conducted any specific enquiry to establish such knowledge), there are no existing or imminent labour disturbances by the employees of any of the Company’s or any Subsidiary’s principal suppliers, manufacturers, customers or contractors.

15.	Environmental and Health and Safety Matters

15.1

Except as Disclosed, (A) neither the Company nor any of its Subsidiaries is in violation of any applicable federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, noise, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, biological materials, wastes, toxic substances, hazardous substances, petroleum or petroleum products, or nuclear or radioactive material, asbestos-containing materials or mold (collectively, Hazardous Materials) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, Environmental Laws), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, complaints, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Law.

16.	Real estate

16.1

Any Properties held under lease by any member of the Company Group are held by them under valid, subsisting and enforceable leases except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity and with such exceptions as do not, individually or in the aggregate, materially interfere with the use made and proposed to be made of such Property and buildings by any member of the Company Group.

17.	Tax

17.1

The Company is not aware of any outstanding dispute, audit, investigation, proceeding or claim with any relevant Tax Authority in relation to any material liability or accountability of the Company Group for taxation, any material claim made by it, any material relief, deduction, or allowance afforded to it, or in relation to the status or characterization of the Company or any of its Subsidiaries under or for the purpose of any provision of applicable Law.

17.2

The Company and its Subsidiaries have timely filed all material tax returns that are required to have been filed by them pursuant to applicable Law, have paid all material taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, in each case to the extent material in the context of the Company Group.

18.	Regulatory Matters

18.1

The Company Group (A) is and at all times has been in material compliance with all applicable statutes, rules or regulations of the Regulatory Authorities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, import, export or disposal of any product candidate under development, manufactured or distributed by the Company Group, including, without limitation, the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42

U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a- 7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security Act), and regulations promulgated pursuant to such laws, and comparable state laws, and all other local, state, federal, national, supranational and foreign health care laws relating to the regulation of the Company (collectively, the Healthcare Laws); (B) has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any Regulatory Authority or court of competent jurisdiction alleging or asserting material noncompliance with any Healthcare Laws or any Governmental Licenses; (C) possesses all material Governmental Licenses relating to the Company’s products or that are necessary for the Company Group to conduct its business as presently conducted and such Governmental Licenses are valid and in full force and effect and the Company is not in material violation of any requirement or condition of such Governmental Licenses; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Regulatory Authority or third party alleging that any product development activity is in material violation of any Healthcare Laws or Governmental Licenses and to its knowledge, no Regulatory Authority or third party is considering or threatening to initiate any such claim, litigation, arbitration, action, suit, investigation or proceeding related thereto; (E) has not received notice that any Regulatory Authority has taken, is taking or intends to take action to suspend or revoke any material Governmental Licenses and to its knowledge, no such Regulatory Authority action has been threatened; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Healthcare Laws or Governmental Licenses and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

18.2

The Company Group is not a party to nor does it have any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, neither the Company Group, nor to the knowledge of the Company, any of their respective employees, officers, agents or directors (A) has been excluded, suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (1) debarment under 21 U.S.C. Section 335a or any similar Healthcare Laws, or (2) exclusion under 42 U.S.C. Section 1320a-7, or any similar Healthcare Laws, or (B) is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

18.3

The clinical, pre-clinical and other studies and tests conducted by the Company Group or, to the Company’s knowledge, on behalf of the Company Group, are being and have been conducted in all material respects in accordance with any applicable study protocols, procedures and controls pursuant to applicable good laboratory practices (“GLP”) and applicable good clinical practices (“GCP”), as applicable, and all applicable Governmental Licenses and Healthcare Laws. To the Company’s knowledge, there have been no serious or unanticipated adverse effects associated with the Company’s products during clinical trials that have not been reported to any applicable Governmental Entities to the extent required by Healthcare Laws. No Governmental Entity has sent any written notices or other correspondence to the Company Group with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. The Company Group has not received any written notifications from any institutional review board, ethics committee or safety monitoring committee responsible for review, oversight, or approval of any clinical trial involving a Company Group product raising any material issues that require or would require the termination, suspension or investigation of, or seeking to place a clinical hold order on or otherwise delay or materially restrict any, clinical trials proposed or currently conducted by, or on behalf of, the Company Group, and to Company’s knowledge, no such action has been threatened.

Schedule 2

Investor Warranties

1.

The Investor is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power and authority to conduct its business as conducted at the date of this Agreement.

2.

The Investor has obtained all corporate authorisations and all governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into, deliver and perform its obligations under this Agreement .

3.	This Agreement will, when executed, constitute valid and binding obligations of each relevant member of the Investor Group.

4.

Entry into and performance by the Investor of this Agreement and any Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where (in either case) breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

5.

The New Shares to be received by the Investor hereunder are being acquired for the Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof, and without prejudice to the Investor’s right at all times to sell or otherwise dispose of in compliance with applicable US federal and state securities laws all or any part of the New Shares, the Investor is not a “distributor” (within the meaning of Rule 902 under the Securities Act). The Investor is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered.

6.

The Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the investment in the New Shares, and has conducted and completed its own independent due diligence. Based on the information that the Investor has deemed adequate and appropriate, the Investor has independently made its own analysis and decision to enter into this Agreement. However, no investigation conducted by or on behalf of the Investor or its representatives or counsel will modify, amend or affect the Investor’s right to rely on (i) the accuracy and completeness, in all material respects, as of their respective dates, of the SEC Reports and (ii) the Company’s representations and warranties contained in this Agreement.

7.

The Investor is, and each Affiliate of Investor to which New Shares are transferred in accordance with this Agreement shall be, (A) either (i) an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or (ii) a person (other than a U.S. person (as defined in Rule 902 of Regulation S under the Securities Act) or a person acting for the account or benefit of a U.S. person) outside the United States and (B) a sophisticated institutional investor with sufficient knowledge and experience in investing in private placement transactions to properly evaluate the risks and merits of its investment in the New Shares.

8.

The Investor did not learn of the investment in the New Shares as a result of any directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) or any general solicitation or general advertising.

9.

No person will have as a result of the transactions contemplated by this Agreement any valid right, interest or claim against or upon the Company or Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investor.

10.	The Investor is not subject to the disqualification of Rule 506(d)(1) of the Securities Act.

11.

Except to the extent it would be unenforceable by reason of breach of (i) any provision of Council Regulation (EC) No 2271/96; or (ii) any similar anti-boycott law or regulation in any member state of the European Union or the United Kingdom, neither the Investor, its Affiliates, nor, to the knowledge of the Investor, any of its or its Affiliates’ directors, officers, employees, agents, or other person associated with or acting on behalf of the Investor or any of its Affiliates is currently the subject or the target of any Sanctions, nor is the Investor or any of its Affiliates located, organised or resident in a Sanctioned Country in violation of any Sanctions; for the past three years, the Investor and its Affiliates have not knowingly engaged in and are not now knowingly engaged in any unlawful dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country in violation of any Sanctions.

Schedule 3

Closing Arrangements

(a)	The Investor shall deliver to the Company on the Closing Date:

(i)	the subscription form for the New Shares to be subscribed for by the Investor in connection with the Investment duly executed; and

(ii)

the Investment Price for the New Shares to be subscribed for by the Investor in connection with the Investment by irrevocable wire transfer of US dollars in immediately available funds to the Share Capital Increase Bank Account for the purpose of the share capital increase reserved to the Investor, and any document evidencing such wire transfer.

(b)	The Company shall deliver or cause to be delivered by Société Générale Securities Services to the Investor on the Closing Date:

(i)

the New Shares, which shall (a) be admitted to trading on Euronext Growth within two Trading Days thereafter and (b) be free and clear of all mortgages, pledges, liens, security interests, charges, claims, restrictions or encumbrances of any kind, in registered form (au nominatif) in the registered accounts of the Company maintained by Société Générale Securities Services against receipt by the Company of a Certificat du dépositaire des fonds pursuant to Article L. 225-146 of the French Commercial Code from the bank confirming receipt of payment of the Investment Price (the Bank Certificate);

(ii)	a copy of the Company’s Directeur général’s decisions acknowledging the completion of the issuance by the Company of the Ordinary Shares in accordance with paragraph (i) above to the Investor; and

(iii)	a copy of the Bank Certificate; and

(iv)	a certificate of account entry (attestation d’inscription en compte) evidencing the ownership by the Investor of the New Shares.

Schedule 4

Definitions and Interpretation

1.	Definitions

In this Agreement, the following words and expressions shall have the following meanings:

Accounts means the audited consolidated financial statements of the Company Group for the financial years ended 31 December 2020, 31 December 2021 and 31 December 2022 published by the Company on Form 20-F and the unaudited consolidated financial statements of the Company Group for the six (6) months ended 30 June 2023 published by the Company on Form 6-K;

Affiliate means with respect to a Party, any Person that Controls, is Controlled by or is under common Control with the Party;

Agreed Form means, in relation to a document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Company and the Investor (in each case with such amendments as may be agreed by them or on their behalf);

Agreements and Instruments has the meaning given to it in paragraph 3.2 of Schedule 1 (Company Warranties);

Anti-Money Laundering Laws has the meaning given to it in paragraph 3.7 of Schedule 1 (Company Warranties);

Arbitration Notice has the meaning given to it in Clause 26.1 (Dispute resolution);

Arbitrators has the meaning given to it in Clause 26.2(a) (Arbitration Procedure);

Bank Certificate has the meaning given to it in Schedule 3 (Closing Arrangements);

Board means the board of directors of the Company;

Board Decision means the Board decision held on or prior to the date of this Agreement issuing the New Shares to the Investor on the basis of the delegation of competence granted by the Shareholders’ Resolution in accordance with the terms of this Agreement;

Board Meeting means a meeting of the Board;

Bookbuilt Offering has the meaning given to it in Clause 10.3(a);

Bookrunner has the meaning given to it in Clause 10.3(a);

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in England and Wales, Paris, the Netherlands and New York for general commercial business;

Closing means completion of the subscription of the Ordinary Shares in accordance with the provisions of this Agreement;

Closing Date has the meaning given to it in Clause 3.1;

Company means Cellectis, a société anonyme incorporated under the laws of the Republic of France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052 R.C.S Paris, whose principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France;

Company Group means the Company and its controlled Affiliates from time to time;

Company Products means [***];

Company Warranties means the warranties given pursuant to Clause 4 and set out in Schedule 1 (Company Warranties), and Company Warranty means any of them;

Company’s Bank Account means the Company’s bank account at [***]; account name: [***]; account number: [***]; sort code: [***]; IBAN: [***] (or such other account(s) as the Company may notify to the Investor in a timely fashion);

Company’s Counsel means Jones Day;

Confidential Information has the meaning given to it in Clause 13.1;

Connected Persons means in relation to a Party, the officers, employees, agents and advisers of that Party or any of its Affiliates;

Constitutional Documents means with respect to an entity its memorandum and articles of association, by laws or equivalent constitutional documents;

Control means: (i) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, or (ii) to own, directly or indirectly, fifty per cent (50%) or more of the outstanding voting securities or other ownership interest of such Person, or (iii) in the case of a partnership, control of the general partner;

Convertible Preferred Shares means the series P preferred shares (actions de préférence de catégorie P) of the Company as defined in the Subsequent Investment Agreement;

Default Interest means an annual rate equal to the lesser of (i) two (2) per cent above the Reference Rate, and (ii) the maximum rate permitted under applicable Law;

Deposit Agreement means the Deposit Agreement by and among the Company and Citibank N.A., as depositary, and beneficial owners of American Depositary Shares, dated as of March 30, 2015, as such agreement may be amended or supplemented;

Depositary Agent means Citibank N.A., as Depositary under the Deposit Agreement, with an address of 388 Greenwich Street, New York, NY 10013, and any successor depositary of the Company;

Disclosed means fairly and specifically disclosed in the Disclosure Letter;

Disclosure Letter means the disclosure letter from the Company to the Investor dated the date of this Agreement;

Disclosure Requirements means the European Disclosure Requirements and the US Disclosure Requirements;

Dispute has the meaning given to it in Clause 26.1 (Dispute resolution);

EIB means the European Investment Bank;

EIB Facility means the loan agreement dated 28 December 2022 between the Company (as borrower) and the EIB (as lender);

Effectiveness Deadline has the meaning given to it in Clause 10.1;

EMA means the European Medicines Agency and any successor entity thereto;

Environmental Laws has the meaning given to it in paragraph 15.1 of Schedule 1 (Company Warranties);

Euronext Growth means the Euronext Growth market of Euronext Paris;

European Disclosure Requirements has the meaning given to it paragraph 4.1 of Schedule 1 (Company Warranties);

Event has the meaning given to it in the definition of Material Adverse Change.

Excepted IP Agreements [***];

Exchange Act means the US Securities Exchange Act of 1934, as amended;

Excluded Events means:

(a)	changes in general conditions in the industries in which the members of the Company Group operate;

(b)	changes in general political, economic, financial, regulatory or market conditions;

(c)	acts of civil unrest, civil disobedience, riots, looting, war, hostilities, military activity, terrorism, sanction, embargo or other calamity or crisis;

(d)	epidemics, pandemics, earthquakes, floods, tsunamis, hurricanes, volcanos, fires, tornadoes or other natural disasters;

(e)	changes in law or regulation;

(f)	acts or omissions of any member of the Company Group at the written request or with the written consent of the Investor or of an Investor’s Affiliate; and

(g)

transactions contemplated by this Agreement or any Transaction Document including changes in control resulting from any such transaction, Events which are the subject of an indemnity in this Agreement or a Transaction Document and any matter that is Disclosed, provided always that an Event in paragraphs (a) to (e) shall not constitute an Excluded Event if, whether alone or in combination with any other Event(s), it has a disproportionate adverse effect on the members of the Company Group taken as a whole as compared to other participants taken as a whole in the industry in which the members of the Company Group operate, in which case: (i) the whole of the disproportionate adverse effect of such Event or combination of Events may be taken into account; and (ii) the fact that an Event (or any effects of such Event) may also fall within one or more of paragraphs (f) or (g) is not relevant for this purpose;

Executive Officer has the meaning given to it in Clause 26.1 (Dispute resolution);

FDA means the U.S. Food and Drug Administration or any successor agency thereto;

Filing Deadline has the meaning given to it in Clause 10.1;

Financial Debt means all borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money, together with forex, interest rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments.

Financial Year has the meaning given to it in Clause 8.2(b)(i);

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing or other governmental or quasi-governmental authority, including the European Union and any Tax Authority;

Hazardous Materials has the meaning given to it in paragraph 15.1 of Schedule 1 (Company Warranties);

Healthcare Laws has the meaning given to it in paragraph 18.1 of Schedule 1 (Company Warranties);

HHS means the United States Department of Health and Human Services;

HIPAA has the meaning given to it in paragraph 18.1 of Schedule 1 (Company Warranties);

ICC has the meaning given to it in Clause 26.2(a) (Arbitration Procedure);

ICC Rules has the meaning given to it in Clause 26.2(a) (Arbitration Procedure);

IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

Intellectual Property Rights or IPR means all intellectual property and similar proprietary rights in any jurisdiction, including (a) all registered, unregistered and pending: (i) Patents; (ii) Trademarks, internet domain names and URLs and all registrations and applications therefor, and the goodwill symbolized thereby; and (iii) copyrights, and all registrations and applications therefor; and (b) all (i) Trade Secrets; (ii) websites and webpages and related items, and all intellectual property and proprietary rights incorporated therein; and (iii) other intellectual property and proprietary rights, including inventions, works of authorship, rights of publicity, privacy, moral rights and rights of attribution;

Investment has the meaning given to it in Clause 1.2;

Investment Price has the meaning given to it in Clause 1.1;

Investor means AstraZeneca Holdings B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427;

Investor Director means (i) the Investor appointed as director with the designation of a permanent representative to attend Board Meetings on behalf of the Investor or (ii) any individual appointed as director upon the proposal of the Investor pursuant to the Subsequent Investment Agreement;

Investor Group means the Investor and its Affiliates from time to time;

Investor Observer has the meaning given to it in Clause 9.1;

Investor’s Bank Account means (i) for USD receipts, the Investor’s bank account at [***]; account holder [***]; account number [***]; BIC [***]; (ii) for EUR receipts, the Investor’s bank account at [***]; account holder [***]; account number [***]; BIC [***]; and (iii) for any other currency, such bank account notified by the Investor following a request from the Company five (5) Business Days in advance of any payment (or in each case, such other account(s) as the Investor may notify to the Company in a timely fashion);

Investor’s Counsel means Freshfields Bruckhaus Deringer LLP;

[***] has the meaning given to it in Clause 6.1(d);

[***] has the meaning given to it in Clause 6.1(d);

IT Systems means the information and communications technologies used by the Company Group, including hardware, software, networks and associated documentation;

Joint Research and Collaboration Agreement means the joint research and collaboration agreement entered into on November 1, 2023 between the Company and AstraZeneca Ireland Limited;

Key Company Warranties means the Company Warranties set out in paragraphs 1, 2.3 and 3.2 of Schedule 1 (Company Warranties), and Key Company Warranty means any of them;

Key Investor Warranties means the Investor Warranties set out in paragraphs 1, 2, 3 and 7 of Schedule 2 (Investor Warranties), and Key Investor Warranty means any of them;

Late Payment Business Day means any day which is not in the United States of America a Saturday, a Sunday, a legal holiday or a day on which banking institutions are closed;

Law means any statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Entity, or any judicial or administrative interpretation thereof;

Licensed IPR means all IPR that is licensed to the Company Group;

[***] has the meaning given to it in Clause 6.1(c);

Material Adverse Change means any [***];

Material Assets means any tangible asset (machinery or equipment owned, licensed or used by the Company Group in connection with its business) with a book value in the audited Accounts for the year ended [***] of [***] or more, but does not include any of the [***];

Material Contracts has the meaning given to it in paragraph 10.1 of Schedule 1 (Company Warranties);

MOU has the meaning given to it in Recital (C);

New Shares has the meaning given to it in Clause 1.1;

Opt-Out Notice has the meaning given to it in Clause 10.5;

Ordinary Shares means ordinary shares (actions ordinaires) of the Company as defined in the revised Company’s articles of association and for the purposes of Clause 10.1, includes American Depositary Shares representing such ordinary shares;

Owned IPR means all IPR owned by the Company Group, including any IPR that is jointly owned with another person or entity;

P&L has the meaning given to it in Clause 8.2(a)(i)(B);

Patents means patents (including utility, utility model, plant and design patents, and certificates of invention), filed and pending patent applications (including original, priority, continuing (in whole or part), divisional, reissue, renewal, substitution and re-examination applications) and any pending or granted term extensions (including patent term extension applications and supplementary protection certificates) or other governmental action which provides rights beyond the original expiration date of any of the foregoing;

Permitted Third Party Rights means any (a) Third Party Right for Taxes (i) not yet due and delinquent or (ii) being contested in good faith and for which adequate reserves have been established and shown on the Company Group’s balance sheet, (b) Third Party Rights of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar Third Party Rights arising in the ordinary course of business and not incurred in connection with the borrowing of money, (c) restrictions, easements, covenants, reservations, rights of way or other similar matters of title to leased real property that do not materially impair the use or operation of the property subject thereto, (d) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Entity, (e) non-exclusive licences of IPR entered into by the Company Group in the ordinary course of business, or (f) non-exclusive rights granted by the Company Group to service providers pursuant to any fee-for-service agreement entered into in the ordinary course of business, and (g) Third Party Rights that do not materially impair the use or operation of the property subject thereto;

Person means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government;

Piggyback Registration has the meaning given to it in Clause 10.4(a);

Piggyback Shelf Registration Statement has the meaning given to it in Clause 10.4(a);

Properties means the following property interests of the Company Group:

(a)	The premises located at 2500 – 2540 Sumner Boulevard, Raleig, North Carolina 27616, [***];

(b)	The premises located at 430 East 29th Street, New York, New York, 10016, leased by Cellectis, Inc. [***]; and

(c)	The premises located at Paris Biopark, [***].

Quarter End has the meaning given to it in Clause 8.2(a)(i);

Quarter Period has the meaning given to it in Clause 8.2(a)(i);

Reference Rate means the greater of (i) the Federal Open Market Committee’s upper bound federal funds rate, initially set on the day a payment is due and reset on the first Late Payment Business Day every month; and (ii) zero;

Registered Licenced IPR has the meaning given to it in paragraph 12.3 of Schedule 1 (Company Warranties);

Registered Owned IPR has the meaning given to it in paragraph 12.3 of Schedule 1 (Company Warranties);

Registrable Securities means the Ordinary Shares to be acquired by the Investor pursuant to this Agreement and the Ordinary Shares issuable upon the conversion of the Convertible Preferred Shares, if any, to be acquired by the Investor pursuant to the Subsequent Investment Agreement, provided that such Ordinary Shares shall cease to be Registrable Securities upon the earlier of (i) any sale, transfer, disposition or exchange of such Ordinary Shares to a Person other than the Investor or an Affiliate of the Investor and (ii) the date on which such Ordinary Shares may be sold without restriction pursuant to Rule 144 under the Securities Act and without limitations on the volume or manner of sale thereof;

Registration Period has the meaning given to it in Clause 10.2(a);

Registration Statement has the meaning given to it in Clause 10.1;

Regulatory Authorities has the meaning given to it in paragraph 3.1 of Schedule 1 (Company Warranties);

Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its respective Affiliates;

Sanctions has the meaning given to it in paragraph 3.3 of Schedule 1 (Company Warranties);

Sanctioned Country has the meaning given to it in paragraph 3.3 of Schedule 1 (Company Warranties);

Sarbanes Oxley means the Sarbanes Oxley Act 2002 as amended from time to time;

SEC means the U.S. Securities and Exchange Commission;

SEC Reports has the meaning given to it in paragraph 4.3 of Schedule 1 (Company Warranties);

Securities Act means US Securities Act of 1933, as amended;

Selling Expenses has the meaning given to it in Clause 10.8(a);

Share Capital Increase Bank Account means the Company’s bank account at [***]; account name: [***]; IBAN: [***], BIC: [***];

Share Instrument means any share in any member of the Company Group (including any Ordinary Shares and Convertible Preferred Shares) or any similar instrument providing the holder with any right to dividends or distributions declared and paid by such company or any right (exercisable now or in the future and whether contingent or not) to call for the allotment of or that is convertible into such shares or instruments, including bons de souscription d’actions, provided that Share Instruments shall exclude (i) securities of the Company issued or issuable in connection with, or upon the exercise of, options, warrants, or other awards granted or to be granted to directors, officers, employees, or consultants of members of the Company Group pursuant to the Company’s equity incentive plans in effect from time to time, (ii) the issuance of warrants pursuant to the terms of the EIB Facility and any Ordinary Shares issuable in respect of such warrants (iii) securities issued as a result of any stock split, stock dividend, reclassification or reorganization or similar event with respect to all outstanding Ordinary Shares; (iv) Convertible Preferred Shares issuable pursuant to the Subsequent Investment Agreement as well as Ordinary Shares issued upon conversion of the Convertible Preferred Shares; (v) securities issued as consideration for the purchase of stock or assets in any acquisition, merger, joint venture, partnership or other strategic alliance; and (vi) securities issued to any other member of the Company Group, provided that such issuance does not include securities issued to any person that is not a member of the Company Group;

Shareholders’ Resolution has the meaning given to it in Clause 1.1;

Shares and Voting Rights means the total number of shares and voting rights in the Company (including Ordinary Shares and Convertible Preferred Shares) as set out in the monthly information published by the Company pursuant to Article 223-16 of the AMF General Regulations;

Specified Employee means the members of the executive committee and their direct reports;

Subsidiary means any company of which the Company holds directly or indirectly more than 50 per cent of the share capital as at the date of this Agreement;

Surviving Provisions means Clauses 10.6 (Indemnification), 12 (Announcements), 13 (Confidentiality), 14 (Assignment), 16 (Costs), 17 (Notices), 18 (Conflict with other Agreements), 19 (Whole Agreement), 20 (Waivers, Rights and Remedies), 23 (Variations), 24 (Invalidity), 25 (Governing Law), 26 (Dispute resolution) and Schedule 4 (Definitions and Interpretation);

Suspension Event has the meaning given to it in Clause 10.5;

Subsequent Investment Agreement has the meaning given to it in Recital (C);

Tax Authority means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability, or assess or collect any Tax;

Tax means (a) taxes on gross or net income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, wealth, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes (including national insurance or social security contributions), the clawback or other recovery of any credit or other amount previously paid by a Tax Authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Trade Secrets means any trade secrets, confidential unpatented or unpatentable inventions, processes, formulae, developments, discoveries, technology, biological materials (including cell lines and compounds), molecules, compositions, probes, sequences, technical information, data, methods, models, bioassays, clones, protocols, reagents, experiments, lab results, test, know-how, concepts, ideas, research and development, business plans, strategies or other confidential or proprietary information or materials;

Trademark means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, slogan, design right, corporate name, right in business or get-up or other source or business identifier (in each case, whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill symbolised by or associated with any of the foregoing;

Trading Day means a day on which Euronext Paris is open for trading;

Transaction Documents means this Agreement, the Joint Research and Collaboration Agreement, the Subsequent Investment Agreement and any other documents in the Agreed Form;

Transfer Agent has the meaning given to it in Clause 10.7;

US Disclosure Requirements has the meaning given to it in paragraph 4.1 of Schedule 1 (Company Warranties);

Works Council has the meaning given to it in Recital (C); and

Year End has the meaning given to it in Clause 8.2(b)(i).

2.	Interpretation

In this Agreement, unless the context otherwise requires:

(a)

references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, Clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(e)

any statement in this Agreement qualified by the expression to the best of the Company’s knowledge or so far as the Company is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of each member of the Company Group.

3.	Enactments.

Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above.

4.	Schedules.

The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.	Inconsistencies.

Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any Clause or any other Schedule, then, for the purposes of construing such Clause or Schedule, the definitions set out in such Clause or Schedule shall prevail.

Signature

This Agreement is signed by duly authorised Representatives of the parties:

SIGNED	)	SIGNATURE:	/s/ André Choulika
for and on behalf of	)
CELLECTIS S.A.)		NAME:	André Choulika

SIGNED	)	SIGNATURE:	/s/ Kamila Kozikowski
for and on behalf of	)
ASTRAZENECA HOLDINGS B.V.	)	NAME:	Kamila Kozikowski